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Filed by: Foster Wheeler Ltd., Foster Wheeler LLC

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14d-2 and Rule 13e-4 of the
Securities Exchange Act of 1934

Subject Companies: FW Preferred Capital Trust I, Foster Wheeler
Ltd., and Foster Wheeler LLC

Registration Statement No. 333-107054
Registration Statement No. 333-117244

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054, which incorporates the registration statement on Form S-4 (File No. 333-117244)) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov. You may also obtain each of these documents for free (when available) from Foster Wheeler by directing your request to: John A. Doyle; e-mail john_doyle@fwc.com; telephone 908-730-4270; and address Foster Wheeler Inc., Perryville Corporate Park, Clinton, NJ 08809-4000.

        The foregoing reference to the proposed registered exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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FOSTER WHEELER PROVIDES SUMMARY OF OFFER TO TRUST PREFERRED

        HAMILTON, BERMUDA, August 23, 2004—Foster Wheeler Ltd. (OTCBB: FWLRF) announced today that it is currently well below the 75% minimum participation threshold on the company's 9.00% Trust Preferred Securities as it relates to the exchange offer that the company launched on June 11, 2004. "Once again, we want to emphasize the absolute importance of achieving the debt reduction that results from meeting or exceeding the minimum participation levels," said Raymond J. Milchovich, chairman, president and chief executive officer. "In our business, financial strength is an important factor when potential clients make their hiring decisions. Unfortunately for Foster Wheeler, we have over $1 billion of debt—which provides our competition with a distinct advantage. The exchange offer would allow us to reduce our debt levels—which I believe is a key to Foster Wheeler's ongoing success."

        If Foster Wheeler is unable to complete this exchange offer or otherwise reduce its debt levels, the company would continue to be faced with $630 million of obligations coming due prior to the end of the second quarter of 2007, $315 million of which is debt maturing in 2005.

        The expiration of the exchange offer remains Monday, August 30, 2004.

        To summarize, for each trust preferred security (liquidation amount $25) that is held, a holder that elects to tender into the exchange offer would receive the following:

1)
Common and Preferred Shares

—
0.76 common shares of Foster Wheeler Ltd.

—
0.0123 preferred shares of Foster Wheeler Ltd. Each preferred share offered would be convertible at the holder's option into 1,300 common shares of Foster Wheeler Ltd. if and when the company's shareholders vote to increase the number of authorized shares at a shareholder meeting to be held later in 2004. The company expects both the common and preferred shares to be traded Over-the-Counter after they have been issued.

—
On an as-converted basis, then, holders would receive 16.75 common shares for each trust preferred security

AND

2)
A warrant

—
1 warrant, exercisable into a to-be-determined number of preferred or common shares. This number of shares is dependent upon the ultimate participation level in the exchange offer of the trust preferred securities.

—
At the minimum participation level of 75%, a holder would receive 1 warrant exercisable into approximately 30.5 common shares at a strike price of approximately 47 cents per common share.

Additional points of clarification include the following:

•
The debentures issued by Foster Wheeler LLC that underlie the trust preferred securities are junior subordinated debentures. The trust preferred securities are junior to all other debt securities of Foster Wheeler and, as such, are junior to approximately $850 million of existing debt.

•
Under the terms of the documents that govern the 9.00% Trust Preferred Securities, the company began deferring distributions to holders of these securities in January 2002. The documents allow for up to a 60 month deferral period. Foster Wheeler's current senior credit agreement prohibits it from resuming distributions while this credit agreement is in place. The company expects to defer these distributions until January 2007 which would be the full 60 months allowed. Once the accrued distributions are paid, the company can then elect to defer distributions for up to another 60 months.

        As previously announced, Foster Wheeler will pay a soliciting brokers' fee to registered broker/dealers for soliciting qualifying tenders of trust preferred securities pursuant to this exchange offer. This fee will be equal to 50 cents per trust preferred security (liquidation amount $25) which the registered broker/dealers tender on behalf of their customers and which Foster Wheeler accepts for exchange.

        Individuals holding their securities through brokers are urged to contact their brokers to receive a copy of the prospectus and to tender their securities.

        A copy of the prospectus relating to these securities and other related documents may be obtained from the information agent. The information agent for this exchange offer and consent solicitation is Georgeson Shareholder Communications Inc., 17 State Street, 10th Floor, New York, New York 10014. Georgeson's telephone number for bankers and brokers is 212-440-9800 and for all other security holders is 800-891-3214.

        The dealer manager for the exchange offer and consent solicitation is Rothschild Inc., 1251 Avenue of the Americas, 51stfloor, New York, New York 10020. Contact Rothschild at 212-403-3784 with any questions on the exchange offer.

        Investors and security holders are urged to read the following documents filed with the SEC, as amended from time to time, relating to the proposed exchange offer because they contain important information: (1) the registration statement on Form S-4 (File No. 333-107054) and (2) the Schedule TO (File No. 005-79124). These and any other documents relating to the proposed exchange offer, when they are filed with the SEC, may be obtained free at the SEC's Web site at www.sec.gov, or from the information agent as noted above.

        The foregoing reference to the exchange offer and any other related transactions shall not constitute an offer to buy or exchange securities or constitute the solicitation of an offer to sell or exchange any securities in Foster Wheeler Ltd. or any of its subsidiaries.

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Notes to Editor:

1.
Foster Wheeler Ltd. is a global company offering, through its subsidiaries, a broad range of design, engineering, construction, manufacturing, project development and management, research and plant operation services. Foster Wheeler serves the refining, oil and gas, petrochemical, chemicals, power, pharmaceuticals, biotechnology and healthcare industries. The corporation is based in Hamilton, Bermuda, and its operational headquarters are in Clinton, New Jersey, USA. For more information about Foster Wheeler, visit our Web site at www.fwc.com.

2.
Safe Harbor Statement

  This news release contains forward-looking statements that are based on management's assumptions, expectations and projections about the company and the various industries within which the company operates. These include statements regarding our expectations regarding revenues (including as expressed by our backlog), liquidity, the outcome of litigation and legal proceedings and recoveries from customers for claims and the costs of current and future asbestos claims and the amount and timing of related insurance recoveries. Such forward-looking statements by their nature involve a degree of risk and uncertainty. The company cautions that a variety of factors, including but not limited to the factors described under the heading "Business—Risk Factors of the Business" in the company's most recent annual report on Form 10-K/A and the following, could cause the company's business conditions and results to differ materially from what is contained in forward-looking statements: changes in the rate of economic growth in the United States and other major international economies, changes in investment by the power, oil and gas, pharmaceutical, chemical/petrochemical and environmental industries, changes in the financial condition of our customers, changes in regulatory environment, changes in project design or schedules, contract cancellations, changes in estimates made by the company of costs to complete projects, changes in trade, monetary and fiscal policies worldwide, currency fluctuations, war and/or terrorist attacks on facilities either owned or where equipment or services are or may be provided, outcomes of pending and future litigation, including litigation regarding our liability for damages and insurance coverage for asbestos exposure, protection and validity of patents and other intellectual property rights, increasing competition by foreign and domestic companies, changes in financial markets, compliance with debt covenants, monetization of certain power systems facilities, implementation of our restructuring plan, recoverability of claims against customers and others, changes in estimates used in critical accounting policies. Other factors and assumptions not identified above were also involved in the formation of these forward-looking statements and the failure of such other assumptions to be realized, as well as other factors, may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control. You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us.

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08-23-04

Media Contact:	Maureen Bingert	908-730-4444
Investor Contact:	John Doyle	908-730-4270
Other Inquiries:		908-730-4000

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FOSTER WHEELER PROVIDES SUMMARY OF OFFER TO TRUST PREFERRED